Exhibit (g)(2)

[       ], 2025

[Name]

[Title]

Callodine Specialty Income Fund

Two International Place, Suite 1830

Boston, Massachusetts 02110

Re:	Callodine Specialty Income Fund (the “Fund”)

Dear [       ]:

Pursuant to the Investment Management Agreement between the Fund and Callodine Capital Management, LP (“Callodine”) dated [ ], 2025, Callodine is entitled to investment management fees at an annual rate of 1.35%, computed daily and payable monthly in arrears, based upon the Fund’s average daily net assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Callodine agrees irrevocably that it shall waive 1.35% of the investment management fees payable to it until the date that is six (6) months from the effective date of the Fund’s registration statement.

Callodine Capital Management, LP

By:
Name:
Title:

Your signature below acknowledges
acceptance of this Agreement:

Callodine Specialty Income Fund

By:
Name:
Title: